Mail Stop 6010

July 17, 2007

Ron Najafi, Ph.D.
Chairman of the Board, Chief Executive Officer and President
NovaBay Pharmaceuticals, Inc.
5980 Horton Street – Suite 550
Emeryville, California 94608

Re: NovaBay Pharmaceuticals, Inc.
         Amendment No. 4 to Form S-1 Registration Statement
         File No. 333-140714

Dear Mr. Najafi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have amended your confidential treatment request to include the license agreement with KCI International. Please note, comments relating to the confidential treatment request will be sent under separate cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock Based Compensation, page 39

2. We are considering your revised disclosure in response to prior comments one and
    two.   Please address the following:

    a. Please explain to us why the use of the current-value allocation method in your
        valuations is appropriate. It appears that the use of the current-value allocation
        method is appropriate in only limited circumstances. Such as when a liquidity
        event in the form of an acquisition or dissolution of the enterprise is imminent and
        expectations about the future of the enterprise as a going concern are virtually
        irrelevant or when the enterprise is at such an early stage of development that (i)
        no material progress has been made on the enterprise's business plan, (ii) no
        significant common equity value has been created in the business above the
        liquidation preference on the preferred stock, and (iii) there is no reasonable basis
        for estimating the amount and timing of any such common equity value above the
        liquidation preference that might be created in the future.
    b. Marshall & Stevens used an income approach to estimate the fair value of your
        common stock. Please tell us the specific assumptions used for your clinical
        success rates, projected costs, and projected sales used to estimate your future
        cash flows. Please explain to us how the assumptions used in the valuation are
        reasonable at your stage of development.
    c. You disclose the significant factors contributing to the difference between the fair
        value as of the date of each grant and the estimated IPO price. However you have
        not disclosed an estimated IPO price in your filing. If you do not have an
        estimated offering price in your next filing we are deferring an evaluation of
        stock-based compensation until your estimated offering price is specified.

Financial Statements

Notes to Financial Statements

Note 8. Stockholders' Equity

Stock Option Plans, page F-18

3. Consistent with your disclosure in MD&A, please revise your disclosure to clarify
    that the Board of Directors determined the fair value of your common stock in
    January 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Todd Sherman at 202-551-3665 or Don Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes at 202-551-3675 or me at 202-551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Chris Barry, Esq.
        Dorsey & Whitney LLP
        U.S. Bank Centre
        1420 Fifth Avenue – Suite 3400
        Seattle, Washington 98101-4010